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FILE PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-93399

MAIN PASS 57 FIELD DEVELOPMENT PROJECT
CMI OCS-G 19851 LEASE
Plaquemines Parish, Louisiana

June 12, 2002 Prospectus Supplement (to prospectus dated January 10, 2002).

Fault (trap)
A
A'
OWC 7302'
CMI
OCS G-19851
Prospect Surface Location
Shale Seal
Main Pass 64 Field
Cumulative production:
12.4 Million Barrels of Oil
+ 28 Billion Cubic Feet of Gas
65
7300' Sand
Net Sand Thickness Map
Northern Compartment
Map Detail
Map Legend:
Oil Bearing Sand
Water Bearing Sand
Gas Bearing Sand
Shale Seal
OWC Oil/Water Contact
7300' Sand
Structure Map

The Sandstone Reservoir Thickness Map (above) and the Sandstone Structure Map (lower left) demonstrate how oil and gas are trapped in the Main Pass 64 Field. To the west, on the flank of the structure, the 7300' sandstone reservoir is bearing only saltwater (blue). Eastward, updip on the structure, the sands begin to thin and the reservoir fills with oil (green) and then natural gas (red). Still further updip, a point is reached where the reservoir is no longer present. This updip "pinchout", where the reservoir sands are replaced by sealing shales, is repeated along the entire length of the Main Pass 64 Field. Detailed 3D seismic mapping also indicates the presence of an east-west trending shale seal which compartmentalizes the northern portion of the Field from the rest of Main Pass 64.

The Cross Section Diagram (facing page) illustrates the structural and stratigraphic nature of the northern compartment of Main Pass 64. On the western flank, Chevron Oil Company drilled a well that encountered thick reservoir sands. However, the well was below the oil/water contact and nonproductive. Later, Total Petroleum drilled updip, to the east of the Chevron well, and proved the compartment was productive. The 8100' sand flowed at rates in excess of 900 barrels of oil per day. An additional test in the 7300' sand produced oil but was overcome by a saltwater flow from a wet sandstone below. In an effort to shut off the water, Total unsuccessfully attempted to re-cement the casing string but in the end was forced to abandon the wellbore. The last well drilled in the northern compartment was by Raintree Resources. Situated eastward of the Total well it encountered both the 7300' and 8100' sands productive. However, the sands were thin and Raintree elected to forego a completion. Although drilled, tested and known to be productive, the northern reservoir has yet to be exploited. The Main Pass 57 Development Project is designed to tap these significant reserves.

Total Petroleum, Inc. Sidewall Core Data 7,300' Sandstone Reservoir
DEPTH	PERM (md)	POROSITY (%)	PROB PROD
7281'	17	24.60	COND
7287'	36	26.30	OIL
7288'	55	25.10	OIL
7291'	18	24.70	OIL
7293'	140	26.20	OIL
7294'	1220	32.30	OIL
7297'	1480	27.70	OIL
7307'	12	23.00	OIL
7311'	810	27.10	OIL
7312'	1350	32.40	OIL
7313'	1400	30.10	OIL
7327'	730	28.30	OIL
7330'	1660	28.80	OIL
7331'	1810	32.30	OIL
7332'	900	29.30	OIL

Average	776	27.88
8,100' Sandstone Reservoir
DEPTH	PERM (md)	POROSITY (%)	PROB PROD
8092'	1840	33.70	OIL
8093'	780	31.10	OIL
8095'	1230	31.10	OIL
8099'	1490	33.30	OIL
8100'	1220	31.10	OIL

Average	1312	32.06
Raintree Resources Sidewall Core Data 7300' Sandstone Reservoir
DEPTH	PERM (md)	POROSITY (%)	PROB PROD
7450' 7451' 7452' 7453' 7454' 7455' 7456' 7457' 7458'	1060 1140 800 400 450 850 1000 900 150	32.50 33.60 30.20 28.50 30.70 32.00 31.60 31.10 33.20	OIL OIL OIL OIL OIL OIL OIL OIL OIL	Sidewall Core Definition: A small core (about 3 3/4 inch long 13/16 inch diameter) taken from the sidewall of a well by a sidewall coring tool or gun after the well has been drilled. The cores are used to verify the lithology of formations seen on e-logs and to sample fluids present in the formation.	A-A' Cross-Section 7300' and 8100' Sand & Producing Interval Data Note: Not to scale

Average	750	31.49

MAIN PASS 57 FIELD DEVELOPMENT PROJECT
CMI OCS-G 19851 LEASE

Main Pass 57 ("MP57") is a Field Development Project situated on the north end of the Main Pass 64 ("MP64") Field. The project is designed to exploit proven hydrocarbons discovered and documented by two previously drilled wells in an untapped structural/stratigraphic trap. Since discovery, the MP64 Field has produced in excess of 12.4 million barrels of oil and 28 billion cubic feet of gas. The proposed wellbore is to be situated approximately 10 miles offshore of Plaquemines Parish, Louisiana and will be drilled on a turnkey contract basis to a true vertical depth of 8,300' utilizing a Jackup drilling rig in 35' feet of water. The MP57 Project is supported with 3D seismic and extensive subsurface well control, including sidewall cores, e-logs, flow tests and production data.

PROJECT HIGHLIGHTS

  •
  The MP57 opportunity was identified and recommended to Reef by Challenger Minerals Inc., during an in-depth review of the MP64 Field. The cross-discipline study encompassed subsurface mapping, 3D seismic interpretation, reservoir analysis and a petroleum engineering review of the MP64 field development and subsequent production history.

  •
  The proposed wellbore will replace the Total Petroleum, Inc. OCS-G-4907 No. 1 well drilled in 1983. Total's well flow tested 912 barrels of oil and 350 thousand cubic feet of gas per day from a 10 foot sandstone reservoir herein referred to as the "8,100' Sand". In an attempt to further increase output, Total perforated a 57 foot sandstone reservoir known as the "7,300' Sand". This resulted in a flow of 135 barrels of oil and 2,300 barrels of saltwater. Subsequent tests indicated the saltwater flow was coming from a zone below the oil bearing 7,300' Sand. In an attempt to shut off the saltwater flow, Total tried to re-cement the casing string, however, the procedure was unsuccessful and the wellbore was eventually plugged and abandoned.

  •
  Reef's assessment, based on the available data, indicates an eighty percent potential of recovering reserves in excess of 854,000 barrels of oil, a fifty-five percent potential of finding recoverable reserves in excess of 1,162,000 barrels of oil, and a fifteen percent potential of finding recoverable reserves in excess of 2,589,000 barrels of oil.

  •
  The MP57 Project will be drilled and completed under a "fixed cost" turnkey contract from ADTI, mitigating risks associated with cost overruns. The Project will also take advantage of the existing and under-utilized production infrastructure situated within the MP64 Field, allowing the Project to go online quickly.

  •
  Reef Partners and other members of CMI's consortium are being offered a 78.72% of 8/8ths net revenue interest in the MP57 Project. The estimated completed well cost through hookup is $5,750,000. Reef Partners presently intends to purchase a 6.25% working interest, resulting in a net revenue interest of 4.92%, for an estimated total exposure cost of $366,000. Reef Partners would then sell (at cost) its interest in the MP57 Project to Reef Global Energy I, L.P.

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MAIN PASS 57 FIELD DEVELOPMENT PROJECT CMI OCS-G 19851 LEASE
PROJECT HIGHLIGHTS